Exhibit 99.39

VERSES Announces Closing of Overnight Marketed & Private Placement Offering for Gross Proceeds of $23.5M

Your publication date and time will appear here. | Source: VERSES AI Inc.

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, July 06, 2023 (GLOBE NEWSWIRE) -- VERSES AI Inc. ("**VERSES**" or the "**Company**") (**NEO: VERS**) **(OTCQX:VRSSF)** ("**VERSES**" or the "**Company**"), is pleased to announce that it has closed the previously announced underwritten overnight marketed offering of units (the "**LIFE Units**") of the Company, for gross proceeds of $9,897,498.40 (the "**LIFE Offering**"), and the agency basis private placement of special warrants (the "**Special Warrants**") of the Company, each exercisable for one unit of the Company (each, an "**Equity Unit**", and together with the LIFE Units, the "**Units**") at no additional cost, for gross proceeds of $8,037,617.45 (the "**Brokered Private Placement**", and together with the LIFE Offering, the "**Brokered Offering**"). The Brokered Offering was conducted pursuant to an underwriting and agency agreement among the Company, Canaccord Genuity Corp. ("**Canaccord**"), acting as sole bookrunner, and ATB Capital Markets Inc. ("**ATB**", and together with Canaccord, the "**Broker Dealers**"), as co-lead underwriters and co-lead agents, on behalf of a syndicate consisting of Cormark Securities Inc., Haywood Securities Inc. and PI Financial Corp. (collectively, the "**Underwriters**" or the "**Agents**", as applicable). Concurrently, the Company closed a non-brokered private placement (the "**Non-Brokered Private Placement**", and together with the Brokered Offering, the "**Offering**").

Pursuant to the Offering, a total of 4,878,048 LIFE Units were sold at a price per LIFE Unit of $2.05 (the "**Offering Price**") and 6,612,849 Special Warrants were sold at the Offering Price for aggregate gross proceeds of $23,556,338.85. Each Unit consists of one Class A Subordinate Voting share of the Company (a "**Share**") and one-half of one Share purchase warrant (each whole warrant, a "**Warrant**"). Each

Warrant will entitle the holder thereof to acquire one Share (each, a "**Warrant Share**") at an exercise price of $2.55 per Share, subject to adjustment in certain circumstances, for a period of 36 months from July 6, 2023 (the "**Closing Date**") and will be governed by the terms of a warrant indenture (the "**Warrant Indenture**") between the Company and Endeavor Trust Company. If, at any time following the Closing Date, the daily volume weighted average trading price of the Shares on the NEO Exchange (the "**Exchange**") is greater than $5.55 per Share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of written notice to warrant holders of such acceleration.

The Offering has been structured to take advantage of the listed issuer financing exemption from prospectus requirements (the "**Exemption**") in Part 5A of National Instrument 45-106 – *Prospectus Exemptions* ("**NI 45-106**"), whereby shares issued pursuant to the Exemption are freely tradeable listed equity securities not subject to any hold period (see below). The LIFE Offering has been conducted under the Exemption and each of the Brokered Private Placement and the Non-Brokered Private Placement have been conducted pursuant to available exemptions from prospectus requirements in NI 45-106, other than the Exemption. The Offering has been conducted in the United States pursuant to exemptions from the registration requirements under Rule 144A and/or Regulation D of the United States Securities Act of 1933, as amended (the "**1933 Act**"), subject to receipt of all necessary regulatory approvals, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction. The LIFE Units are not subject to resale restrictions pursuant to applicable Canadian securities laws. The Equity Units are subject to a statutory hold period of four months in accordance with applicable Canadian securities laws as described below.

In connection with the Offering, the Company (i) paid to the Underwriters and the Agents a cash commission equal to 7.0% of the aggregate gross proceeds raised from the Offering (the "**Cash Commission**"), with such amount reduced to 2.0% in respect of certain president's list purchasers designated by the Company (the "**President's List Purchasers**"); (ii) paid to the Broker Dealers a corporate finance fee, comprised of a cash payment; and (iii) will issue to the Underwriters such number of compensation warrants (the "**Broker Warrants**") as is equal to 7.0% of the aggregate number of LIFE Units sold in the Offering; and will issue to the Agents such number of compensation special warrants (the "**Broker Special Warrants**") as is equal to 7.0% of the aggregate number of Special Warrants sold in the Offering, provided that the number of Broker Warrants and Broker Special Warrants, as applicable, will be reduced to 2.0% in respect of sales to President's List Purchasers. In addition, the Company (i) paid to certain finders a cash

commission equal to 5.0% of the aggregate gross proceeds raised from sales to President's List Purchasers and will issue to certain finders such number of Broker Warrants and Broker Special Warrants as is equal to 5.0% of the aggregate gross proceeds raised from sales to President's List Purchasers under the Offering; (ii) paid to TriView Capital Ltd. ("**TriView**") a corporate finance fee satisfied through a cash payment and the issuance of such number of Broker Warrants and/or Broker Special Warrants as is equal to 1.0% of the aggregate number of LIFE Units and Special Warrants sold in the Offering; and (iii) will issue to certain advisors 50,000 Units in connection with sales to President's List Purchasers under the Offering.

Each Broker Special Warrant shall be exercisable for one Broker Warrant at no additional cost and will be automatically converted into (without payment of any further consideration and subject to customary anti-dilution adjustments) Broker Warrants on the date that is the earlier of: (i) the date that is three business days following the Qualification Date and (ii) the date that is four months and a day following the Closing Date pursuant to the terms of the broker special warrant certificates (the "**Broker Special Warrant Certificates**"). Each Broker Warrant will entitle the holder to acquire one unit of the Company comprised of one Share (a "**Broker Unit Share**") and one-half of one Share purchase warrant (each whole warrant, a "**Broker Unit Warrant**"), pursuant to the terms of the broker warrant certificates (the "**Broker Warrant Certificates**"). Each whole Broker Unit Warrant will entitle the holder to purchase one Share (a "**Broker Unit Warrant Share**") at an exercise price of $2.55 at any time on or before the date which is 36 months from the Closing Date, pursuant to the terms of the Warrant Indenture, and such Broker Unit Warrants will have the same terms as the Warrants and will be subject to the terms and conditions of the Warrant Indenture.

The Company has agreed to prepare and file a short form prospectus (the "**Prospectus**") qualifying the distribution of the Equity Units issuable on conversion of the Special Warrants and the Broker Warrants issuable on conversion of the Broker Special Warrants in Alberta, British Columbia and Ontario. In the event a receipt for the preliminary Prospectus has not been issued within 45 days of the Closing Date, each unconverted Special Warrant and Broker Special Warrant will thereafter be convertible into 1.1 Equity Units (instead of one Equity Unit) (the additional 0.1 Equity Units, collectively, the "**Penalty Units**") and 1.1 Broker Warrants (instead of one Broker Warrant) (the additional 0.1 Broker Warrants, collectively, the "**Penalty Broker Warrants**"), respectively; provided, however, that any fractional entitlement to Penalty Units or Penalty Broker Warrants will be rounded down to the nearest whole Penalty Unit or Penalty Broker Warrant, as applicable, without further payment or action by the holder thereof on the first business day following conversion of the Special Warrants and Broker Special Warrants. Until a receipt is

issued for the final Prospectus, securities issued in connection with the Brokered Private Placement and Non-Brokered Private Placement will be subject to a four month hold period from the date of issue.

The net proceeds of the Offering will be used for business development, general working capital, and other general corporate purposes as described in the offering document relating to the LIFE Offering that can be accessed under the Company's profile at www.sedar.com and on the Company's website at VERSES.ai.

The Offering is subject to the final approval of the Exchange.

The Company would also like to issue a correction to its news release dated June 27, 2023 to clarify that each of Canaccord and TriView acted as financial advisors to the Company in respect of the Offering rather than Marathon Capital Markets.

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

On Behalf of the Company

Gabriel René

VERSES AI Inc.

Co-Founder & CEO

press@verses.io

Media and Investor Relations Inquiries

Leo Karabelas

Focus Communications

President

info@fcir.ca

416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended

to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among others, statements or information concerning the terms of the securities issued pursuant to the Offering, the compensation payable to certain parties in connection with the Offering, the use of proceeds of the Offering, the receipt of final approval of the Offering by the Exchange, the future performance of the Company's business, its operations and its financial performance and condition, the Company's ability to prepare and receive regulatory approval of the preliminary Prospectus in a timely manner. Such statements and information reflect the current view of VERSES. There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: the ability of the Company to comply with the terms of the securities issued pursuant to the Offering, issue the compensation payable in connection with the Offering, use the proceeds of the Offering as announced or at all; obtain final approval of the Offering of the Exchange and obtain the requisite approvals to file the Prospectus to qualify the securities issuable on conversion of the Special Warrants and Broker Special Warrants; currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES' forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material

factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this press release.